EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 33-36976, 33-62021, 333-112890, and 333-07129 on Form S-8 of our report dated March 1, 2007, relating to the financial statements and financial statement schedule of Lufkin Industries, Inc. (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company's adoption of Statement of Financial Accounting Standard No. 123, "Share-Based Payments" as of January 1, 2006 and Statement of Financial Accounting Standard No. 158, "Employers Accounting for Defined Benefit Pension and Other Postretirement Plans" as of December 31, 2006) and management’s report on the effectiveness of internal control over financial reporting appearing in this Annual Report on Form 10-K of Lufkin Industries, Inc. for the year ended December 31, 2006.

/s/ Deloitte & Touche LLP

Houston, Texas
March 1, 2007